UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 1, 2015

GameStop Corp.
(Exact name of Registrant as specified in its charter)

Delaware	1-32637	20-2733559
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

625 Westport Parkway
Grapevine, TX 76051
(817) 424-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Not Applicable
 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01    Other Events.

Merger Agreement

On June 1, 2015, Geeknet, Inc. (“Geeknet”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GameStop Corp., a Delaware corporation (the “Company”), and Gadget Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Acquisition Sub”).  The Merger Agreement provides, among other things, that Acquisition Sub will, upon the terms and subject to the conditions set forth therein, conduct a tender offer for all of Geeknet’s common stock, par value $0.001 per share (the “Geeknet Stock”) and then merge with and into Geeknet.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, Acquisition Sub will commence a tender offer (the “Offer”) no later than June 19, 2015 to acquire all outstanding shares of Geeknet Stock at a purchase price of $20.00 per share (the “Offer Price”), net to the seller in cash, without interest, less any required withholding taxes.  The Merger Agreement further provides that, upon the terms and subject to the conditions set forth therein, following completion of the Offer, Acquisition Sub will merge with and into Geeknet, with Geeknet continuing as the surviving corporation and as a wholly owned subsidiary of the Company (the “Merger”).  The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote being required to consummate the Merger.  In the Merger, each outstanding share of Geeknet Stock (other than shares of Geeknet Stock held by Geeknet, the Company or Acquisition Sub or held by stockholders who are entitled to demand, and who properly demand, appraisal rights under Delaware law) will be converted into the right to receive cash in an amount equal to the Offer Price, subject to any required withholding of taxes and without interest.

The Offer is subject to customary conditions, including, among other things, (i) the absence of a termination of the Merger Agreement in accordance with its terms, (ii) that the number of shares of Geeknet Stock validly tendered in accordance with the terms of the Offer and not properly withdrawn, together with the number of shares of Geeknet Stock (if any) then owned by the Company or Acquisition Sub, represents a majority of the shares of Geeknet Stock then outstanding, (iii) that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, shall have expired or otherwise been terminated and (iv) that no governmental authority shall have enacted any law or order which makes the Offer or the Merger illegal or otherwise prohibits the consummation of the Offer or the Merger.  The Offer also is subject to other conditions customary for a transaction of this type.

The Merger is subject to the following closing conditions:  (i) Acquisition Sub having accepted for payment all shares of Geeknet Stock validly tendered and not withdrawn in the Offer and (ii) no governmental authority having enacted any law or order which makes the Merger illegal or otherwise prohibits the consummation of the Merger.

The board of directors of Geeknet has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of Geeknet and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law and (iii) resolved to recommend that the stockholders of Geeknet accept the Offer and tender their shares of Geeknet Stock to Acquisition Sub in the Offer.  The board of directors of the Company has also approved the Offer and the Merger.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among other things, a covenant of Geeknet not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals.  Upon the termination of the Merger Agreement, under specified circumstances, Geeknet will be required to pay the Company a termination fee of approximately $3.66 million.

Pursuant to the terms of the Merger Agreement, the Company agreed to reimburse Geeknet for the amount of the termination fee payable under the merger agreement that Geeknet executed with Hot Topic, Inc.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 99.1, and the terms of which are incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Geeknet, Acquisition Sub or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by the Company and Acquisition Sub, on the one hand, and by Geeknet, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the Company and Acquisition Sub, on the one hand, and Geeknet, on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about the Company or Geeknet at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Geeknet’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Offer, the Merger, the Company, Geeknet, their respective affiliates and their respective businesses, included in reports, statements and other filings that Geeknet and the Company make with the SEC.

Tender and Support Agreements

On June 1, 2015, Kenneth G. Langone and Eric Semler (together the “Stockholders”) entered into tender and support agreements (the “Tender and Support Agreements”) with the Company and Acquisition Sub, pursuant to which the Stockholders have agreed to tender all shares of Geeknet Stock beneficially owned by such Stockholders in the Offer and otherwise support the transactions contemplated by the Merger Agreement.  The Tender and Support Agreements terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms and amendments to the Offer or Merger that reduces the Offer Price or changes the form of consideration payable in the Offer or the Merger.  In addition, the Stockholders’ obligations to support the transactions contemplated by the Merger Agreement terminate if the board of directors of Geeknet withdraws or modifies its recommendation that the stockholders of Geeknet accept the Offer and tender their shares of Geeknet Stock to Acquisition Sub in the Offer.  In such case, any shares tendered by the Stockholders would be returned to the Stockholders.

The foregoing description of the Tender and Support Agreements is qualified in its entirety by the full text of such agreements, copies of which are filed with this Current Report on Form 8-K as Exhibit 99.2 and Exhibit 99.3, and are incorporated by reference herein.

On June 2, 2015, the Company and Geeknet issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

*****

Important Information

The tender offer for the outstanding common stock of Geeknet referred to in this document has not yet commenced.  This document is not an offer to purchase or a solicitation of an offer to sell shares of Geeknet’s common stock.  The solicitation and the offer to purchase shares of Geeknet’s common stock will only be made pursuant to an offer to purchase and related materials that the Company and Acquisition Sub intend to file with the SEC.  At the time the tender offer is commenced, the Company and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Geeknet will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov.

Forward-Looking Statements

This Form 8-K contains forward-looking statements regarding, among other things, statements related to expectations, goals, plans, objectives and future events. GameStop intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Reform Act of 1995. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking information and statements are or may be based on a series of projections and estimates and involve risks and uncertainties. Various factors could adversely affect our operations, business or financial results in the future and cause its actual results to differ materially from those contained in the forward-looking statements. The forward looking statements contained herein include assumptions about our operations, and certain plans, activities or events which we expect will or may occur in the future. Risks and uncertainties related to the proposed transactions include, among others: (1) the ability to obtain requisite regulatory approvals required to complete proposed transactions, (2) the satisfaction of the conditions to the consummation of the proposed transactions, (3) the timing of the completion of the proposed transactions and (4) the potential impact of the announcement or consummation of the proposed transactions on Geeknet’s and GameStop’s relationships, including with employees, suppliers and customers. With respect to Geeknet, please also refer to those factors discussed in detail in the “Risk Factors” sections contained in Geeknet’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on February 23, 2015 and in Geeknet’s subsequently filed Form 10-Q. With respect to GameStop, please also refer to those factors discussed in detail in the “Risk Factors” section contained in GameStop’s Annual Report on Form 10-K for the year ended Jan. 31, 2015 filed with the SEC on March 30, 2015. Given these uncertainties, undue reliance should not be placed on these forward-looking statements. Neither Geeknet nor GameStop undertakes any obligation to release any revisions to these forward-looking statements publicly to reflect events or circumstances after the date of this Form 8-K or to reflect the occurrence of unanticipated events.

Item 9.01    Financial Statements and Exhibits.

(d)        Exhibits.

Exhibit No.	Description of Exhibit
99.1
Agreement and Plan of Merger, dated as of June 1, 2015, among Geeknet, Inc., GameStop Corp. and Gadget Acquisition, Inc. (Pursuant to Item 601(b)(2) of Regulation S-K, GameStop Corp. hereby agrees to supplementally furnish to the SEC upon request any omitted schedule or exhibit to the Agreement and Plan of Merger.)

99.2	Tender and Support Agreement, dated as of June 1, 2015, among Kenneth G. Langone, GameStop Corp. and Gadget Acquisition, Inc.
99.3	Tender and Support Agreement, dated as of June 1, 2015, among Eric Semler, GameStop Corp. and Gadget Acquisition, Inc.
99.4	Joint Press Release, dated June 2, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GAMESTOP CORP.
(Registrant)

Date: June 2, 2015	By:	/s/ ROBERT A. LLOYD
Name: Robert A. Lloyd Title: Executive Vice President and Chief Financial Officer

GAMESTOP CORP.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1
Agreement and Plan of Merger, dated as of June 1, 2015, among Geeknet, Inc., GameStop Corp. and Gadget Acquisition, Inc. (Pursuant to Item 601(b)(2) of Regulation S-K, GameStop Corp. hereby agrees to supplementally furnish to the SEC upon request any omitted schedule or exhibit to the Agreement and Plan of Merger.)

99.2	Tender and Support Agreement, dated as of June 1, 2015, among Kenneth G. Langone, GameStop Corp. and Gadget Acquisition, Inc.
99.3	Tender and Support Agreement, dated as of June 1, 2015, among Eric Semler, GameStop Corp. and Gadget Acquisition, Inc.
99.4	Joint Press Release, dated June 2, 2015